[Company Letterhead]

April 12, 2010

John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street NE (Mail Stop 4720)

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Dear Mr. Nolan:

This letter sets forth the responses of The Bank of New York Mellon Corporation (“BNY Mellon”) to your letter dated March 29, 2010 (the “Letter”) relating to BNY Mellon’s annual report on Form 10-K for the year ended December 31, 2009.

BNY Mellon Response

For your convenience, the text of your question is set forth in bold followed by our response.

Question

With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements.

Response

For the period January 1, 2007 to March 31, 2010 BNY Mellon did not account for any repurchase agreements as sales for accounting purposes in its financial statements.

Question

For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Response

The following table shows the quarterly data requested for each of the past three years for those repurchase agreements BNY Mellon accounts for as collateralized financings.

Securities Sold Under Agreements to Repurchase (000’s)

	QTD average balance	Period end balance	Maximum month end balance	Month of maximum month end balance
03/31/2007	$250,069	$299,105	$370,095	Feb
06/30/2007	$235,749	$318,973	$464,099	April
09/30/2007	$1,477,388	$1,368,557	$2,208,619	Jul
12/31/2007	$1,581,588	$1,343,079	$1,841,287	Nov
03/31/2008	$2,035,369	$2,050,421	$2,050,421	Mar
06/30/2008	$2,245,832	$1,815,605	$2,513,703	May
09/30/2008	$2,262,571	$2,348,356	$2,348,356	Sep
12/31/2008	$1,771,962	$1,130,079	$2,217,917	Oct
03/31/2009	$1,267,562	$1,348,708	$1,348,708	Mar
06/30/2009	$1,608,071	$1,821,161	$1,821,161	Jun
09/30/2009	$2,182,249	$2,215,938	$2,215,938	Sept
12/31/2009	$2,542,829	$2,826,394	$2,851,337	Nov

The increase in balances subsequent to June 30, 2007 reflects the July 1, 2007 acquisition of Mellon Financial Corporation. BNY Mellon does not consider variations since then to be significant as total repurchase balances represent only about 1 percent of the balance sheet.

Question

Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

Response

For the period January 1, 2007 to March 31, 2010 BNY Mellon had no securities lending transactions that were accounted for as sales pursuant to the guidance in ASC 860-10.

Question

Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Response

For the period January 1, 2007 to March 31, 2010 BNY Mellon had no other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that BNY Mellon accounts for as sales pursuant to the guidance in ASC 860.

Question

Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Response

In the fourth quarter of 2007, BNY Mellon determined that it had erroneously netted $543 million of securities borrowing and securities lending transactions from one subsidiary at December 31, 2007. This error was determined to be immaterial by BNY Mellon and our auditors, KPMG, and was reported to the audit committee in February 2008. The error was corrected in the first quarter of 2008.

Subsequent analysis showed similar netting had occurred on March 31, 2007, June 30, 2007, and September 30, 2007 in the amounts of $532 million, $701 million and $725 million, respectively. These amounts were also deemed immaterial.

One of BNY Mellon’s custody systems being used in London erroneously recorded deposits and overdrafts on a net basis on December 31, 2007 and June 30,

2008 in the amounts of $267 million and $207 million, respectively. These errors, which decreased loans and deposits by those amounts, were determined to be immaterial by BNY Mellon and KPMG. We are currently working to determine if any amounts were recorded net on 9/30/2008. We expect to complete this work in the next two weeks. Upon completion, we will notify you of the results.

Except for the above, for the period January 1, 2007 to March 31, 2010 BNY Mellon has not offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist.

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Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller, at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer

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